ARTICLES OF AMENDMENT
OF
INTERMOUNTAIN COMMUNITY BANCORP

Pursuant to Section 30-1-1006 of the Idaho Statutes, the undersigned corporation submits for filing the following Articles of Amendment to its Amended and Restated Articles of Incorporation:

1.	The name of this Corporation is Intermountain Community Bancorp

2.	Article II of the Amended and Restated Articles of Incorporation is amended by (i) amending the first paragraph in its entirety and (ii) adding a new Section 4 as follows:

ARTICLE II
Authorized Shares
The total authorized capital stock of the Corporation is Four Hundred One Million (401,000,000) shares, of which Three Hundred Million (300,000,000) shares shall be voting common stock, with no par value (“Voting Common Stock”), One Hundred Million (100,000,000) shares shall be non-voting common stock, with no par value (“Non-Voting Common Stock” and, together with the Voting Common Stock, the “Common Stock”), and One Million (1,000,000) shares shall be preferred stock, with no par value.

Section 4. NON-VOTING COMMON STOCK: Except as set forth in Article XII, the Non-Voting Common Stock shall in all respects carry the same rights and privileges as Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange or other similar transaction); provided, that if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, and provided further that no dividend payable in Voting Common Stock shall be declared on the Non-Voting Common Stock and no dividend payable in Non-Voting Common Stock shall be declared on the Voting Common Stock, but instead, in the case of a stock dividend, each class of Common Stock shall receive such dividend in like stock.

3.	A new Article XII and Article XIII are added as follows:

ARTICLE XII
Certain Voting Provisions

Section 1. VOTING COMMON STOCK: Each holder of Voting Common Stock, as such, shall be entitled one vote for each share of Voting Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote; provided, however, that except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to these Second Amended and Restated Articles of Incorporation (including any Certificate of Designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Articles of Incorporation (including any Certificate of Designation of any preferred stock) or under the Act.

Section 2. NON-VOTING COMMON STOCK: The holders of Non-Voting Common Stock, as such, shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for herein. Notwithstanding the foregoing, and in addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of Voting Common Stock or Non-Voting Common Stock, voting separately as a class, as the case may be, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of this Second Amended and Restated Articles of Incorporation that adversely affects the powers, preferences or rights of the Voting Common Stock or Non-Voting Common Stock, respectively, contained herein in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the other class of Common Stock.

ARTICLE XIII
Conversion

Any holder of Voting Common Stock may at any time and from time to time elect to convert any number of shares of Voting Common Stock then held by such shareholder into an equal number of shares of Non-Voting Common Stock with the prior approval of the Board of Directors acting in its reasonable discretion. Any holder of Non-Voting Common Stock may convert any number of shares of Non-Voting Common Stock into an equal number of shares of Voting Common Stock, but only if such conversion is simultaneous with or following (i) a transfer that is part of a widely distributed public offering of Voting Common Stock, (ii) a transfer that is part of a private placement of Voting Common Stock in which no one party acquires the rights to purchase in excess of 2% of the Voting Common Stock then outstanding, (iii) a transfer of Voting Common Stock to an underwriter for the purpose of conducting a widely distributed public offering, (iv) following a widely distributed public offering, a transfer of Voting Common Stock not requiring registration under the Securities Act of 1933, as amended, in reliance on Rule 144 thereunder in which no one party acquires in excess of 2% of the Voting Common Stock then outstanding or (v) a transfer to a person that would control more than 50% of the “voting securities” of the Corporation as defined by the Board of Governors of the Federal Reserve System without giving effect to such transfer (collectively, the “Conversion Conditions”). If the Corporation ceases to be a bank holding company or ceases to control any depository institution it had acquired, then the Conversion Conditions shall lapse and any holder of Non-Voting Common Stock may convert such shares of Non-Voting Common Stock into Voting Common Stock without limitation as described herein. Until presented and surrendered for cancellation following such conversion, each certificate representing shares of Voting Common Stock or Non-Voting Common Stock, as applicable, in respect of which a conversion election has been made and, if required, approved in accordance with the previous sentence shall be deemed to represent the number of shares of Voting Common Stock or Non-Voting Common Stock, as applicable, into which such shares have been converted, and upon presentation and surrender of such certificate the holder thereof shall be entitled to receive a certificate for the appropriate number of shares of Voting Common Stock or Non-Voting Common Stock, as applicable. Upon a conversion pursuant to this Article XIII, each converted share of Voting Common Stock or Non-Voting Common Stock, as applicable, shall be retired. The Corporation shall from time to time reserve for issuance the number of shares of Non-Voting Common Stock into which all outstanding shares of Voting Common Stock may be converted, and shall reserve for issuance the number of shares of Voting Common Stock into which all outstanding shares of Non-Voting Common Stock may be converted.

4.
The amendments were adopted by the Directors of the corporation on February 29, 2012, and duly approved by the corporation’s shareholders on May 17, 2012, in the manner required by Section 30-1-1003 of the Idaho Business Corporation Act and the corporation’s articles of incorporation.

Executed as of this 17th day of May, 2012.

INTERMOUNTAIN COMMUNITY BANCORP, an Idaho Corporation

By: /s/ Curt Hecker
        Curt Hecker
       President & Chief Executive Officer